Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Yoshitsu Co., Ltd. on Form F-3 [FILE NO. 333-274076] of our report dated August 15, 2022 with respect to our audit, before the effects of the retrospective adjustments related to the business combination under common control, as described in Note 1 and Note 10 are not presented herein, of the consolidated financial statements of Yoshitsu Co., Ltd. for the year ended March 31, 2022, which report is included in this Annual Report on Form 20-F of Yoshitsu Co., Ltd. for the year ended March 31, 2024.

We also consent to the reference to our Firm under the caption “Experts” appearing in such Registration Statements.

/s/ Friedman LLP

Friedman LLP

New York, New York

July 16, 2024